January 11, 2012

BY EDGAR CORRESPONDENCE

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail-Stop 4631
100 F Street, N.E.
Washington, D.C.  20549

Re:           The Shaw Group Inc.
Form 10-K for Fiscal Year Ended August 31, 2011
Filed October 31, 2011
Form 8-K Filed October 31, 2011
File No. 1-12227

Dear Mr. O’Brien:

This letter responds to your December 8, 2011, comment letter to Brian K. Ferraioli Chief Financial Officer of The Shaw Group Inc. (the “Company”), relating to the filing referenced above (the “Comment Letter”).  Set forth below in bold are each of the comments the Securities and Exchange Commission staff (the “Staff”) included in the Comment Letter with the Company’s response immediately following each of the Staff’s comments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Overview of Results and Outlook, page 30

1.
We note that you announced your intention to exercise the put options for the 20% ownership interest in Westinghouse. In future filings, please provide investors with a comprehensive explanation as to how the sale of your 20% ownership interest in Westinghouse will impact your consolidated financial statements. This analysis should include how the termination of the Westinghouse CRA may impact future revenues and gross profit. Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment. Please refer to Instruction 3 to Item 303(a) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

The Investment in Westinghouse and the intended sale of our shares to Toshiba impact a number of items that we believe are of interest to shareholders. We explained the implications of such a sale in our SEC filings (Forms 10-K, 10-Q and 8-K) as well in our presentations to analysts.

We believe our Form 10-Q for the period ending November 30, 2011 provides a comprehensive explanation of the impacts of the proposed sale of our equity interest in Westinghouse. As noted in our disclosures, we were informed subsequent to filing our 2011 Form 10-K that the bond holders’ trustee did not consent to the proposed early exercise of the put options. We promptly filed a Form 8-K and updated our disclosure accordingly in our Form 10-Q for the period ended November 30, 2011. Notes 6 and 9 and MD&A Item 2 pages 42 to 43 of such document explain the intention of our subsidiary, NEH, to allow the put options to automatically be exercised in October 2012. Our disclosure provides the timeline and mechanics for repayment of the corresponding Japanese yen (JPY) denominated debt and the cash required for the repayment of our portion of the debt along with the estimated pro-forma gain that would have occurred had the transaction been completed on November 30, 2011. Additionally, we explained that the Commercial Relationship Agreement (CRA) will terminate in October 2012 at the time the put options are exercised.

In future filings, we will provide additional disclosure of the impact on other balance sheet accounts when the put options are exercised in 2012 and the debt repaid in 2013 as noted below.

We note your question regarding whether and how the termination of the Westinghouse CRA may impact future revenues and gross profits. We believe future market conditions and our current joint project execution for four reactors projects in China and four reactors in the United States will more likely be the determinant to our future collaboration with Westinghouse than the contractual terms of the CRA. Because nuclear projects are infrequently awarded and are multi-billion dollars in value, it is difficult to predict the impact of the termination of the Westinghouse CRA on our future revenues and gross profit. We disclose in our discussion of the CRA in Note 7 to our consolidated financial statement in our 2011 Form 10-K that the CRA “provides us with certain exclusive opportunities to bid on projects…” and in our discussion of our Investment in Westinghouse contained in Item 1. Business we disclose that our “exclusive right to provide the Exclusive Services is inapplicable if Westinghouse can demonstrate that Shaw does not meet certain conditions.” We believe these disclosures demonstrate that additional work with Westinghouse was not certain even if the CRA were to remain in effect.

For ease of reference we have included below our updated disclosure from our Form 10-Q for the period ending November 30, 2011:

Note 6 (excerpts):

“On September 6, 2011, NEH announced its intent to seek consent of the trustee, acting on behalf of the holders of the Westinghouse Bonds, to exercise the Put Options prior to the automatic put date. On December 8, 2011, we were notified that the trustee decided not to consent to the proposed early exercise of the Put Options. Accordingly, the Put Options will be exercised on or around October 6, 2012, which will require funding by January 4, 2013 for repayment of the Westinghouse Bonds on March 15, 2013.

“In connection and concurrent with the acquisition of our investment in Westinghouse, we executed a commercial relationship agreement (Westinghouse CRA) that provides us with certain exclusive opportunities to bid on projects where we would perform engineering, procurement and construction services on future Westinghouse advanced passive AP 1000 nuclear power plants, along with other commercial opportunities, such as the supply of piping for those units. The term of the Westinghouse CRA is six years and contains renewal provisions. As noted above, when the Put Options are exercised in October 2012, the CRA will terminate. We would continue to retain our rights under the Westinghouse CRA for projects for which Westinghouse and Shaw have submitted a binding offer prior to its termination.”

MD&A (excerpts):

Investment in Westinghouse Segment (page 42):

“On September 6, 2011, NEH announced that it intended to exercise its put options to sell the Westinghouse Equity to Toshiba. The exercise of the Japanese yen denominated put options prior to October 2012 requires the consent of the trustee acting on behalf of the bond holders of the yen-denominated bonds. Funds received must be applied toward the redemption of the bonds on the next scheduled interest payment date. On December 8, 2011, we were informed that the trustee did not consent to the proposed early exercise of the Put Options. Under the terms of the put option agreements, the Put Options will be exercised automatically on or around October 6, 2012, for cash settlement on January 4, 2013. Proceeds from the sale would be used to repay the bonds in full on their scheduled maturity date of March 15, 2013.

The put options require Toshiba to purchase the Westinghouse Equity at a price equivalent to not less than 96.7 percent of the principal amount of the bonds. NEH will fund up to the 3.3 percent shortfall of the principal amount of the bonds, which was approximately $54.6 million at November 30, 2011. We may recognize a non-operating gain once the put options are settled resulting principally from foreign exchange movements. If the bonds would have been repaid at November 30, 2011, from an early exercise of the Put Options, the gain would have been approximately $508.1 million pre-tax. The actual gain or loss will be determined at settlement.”

Proposed Additional Future Disclosure:

If the Put Options had been exercised on [future quarter end date], the following Consolidated Balance Sheet accounts will have been reduced as follows:

Cash and Cash Equivalents	$xxx
Deferred Income Taxes	$xxx
Investment in Westinghouse	$xxx
Other Accrued Liabilities	$xxx
Japanese Yen denominated bonds secured by Invest. In WEC	$xxx
Interest rate swap contract on Japan Yen denominated bonds	$xxx

  Consolidated Results of Operations, page 31

2.
In future filings, please provide investors with a better understanding of the factors impacting your effective tax rate. In this regard, a statement that the level and mix of earnings between domestic and international operations for an effective tax rate of (36%) for fiscal year 2011 as compared to an effective tax rate of 29% for fiscal year 2010 should be more descriptive. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

  Response:

We acknowledge the Staff’s comment and will include expanded disclosure in our future filings.

3.
In future filings, please provide investors with a more comprehensive understanding about the impact different types of projects have on your revenues and gross profit for each segment. For example, we note from your earnings call for your fourth quarter of fiscal year 2011 that nuclear projects are expected to have a more significant impact on your power segment’s operating results and are expected to have higher gross profit margins than other types of projects. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

  Response:

We acknowledge the Staff’s comments and note that we have disclosed and will continue to disclose in future filings quantitative and qualitative information relating to certain contract types when the results of those contracts significantly impact a reporting period’s financial results. For example, we disclosed in our Form 10-Q for the period ending November 30, 2011 that revenues in our Power segment “declined due to lower volume in new build coal fired power plants of $67 million.” We also provide gross profit and gross profit percentages by operating segment in our quarterly and annual filings and strive to explain why those amounts may have changed from a prior period. Please note that we routinely are executing hundreds of separate and unique projects in any given period.

We have historically not commented on individual projects (except those in a loss position or when one project has a significant impact on a period’s results) nor have we commented on specific margin amounts for individual contracts or broad types of contracts as we believe this information is extremely confidential and commercially sensitive. Many of our contracts are competitively bid or negotiated fixed priced projects, and if not fixed priced, tend to have fixed rates or fixed multipliers applied to our actual costs. We believe revealing this information to clients and competitors would likely harm us commercially as clients and/or competitors could use this information against us in the market place.

We note your comment regarding our nuclear power projects. We did provide directional margin guidance (i.e. increasing or decreasing relative to other projects being executed) and have indicated that the existing nuclear power plants already booked are expected to earn margins greater than the current projects in our backlog. However, this guidance is relative to those specific nuclear power projects and we cannot provide any assurance that future projects will have the same or similar margins. If clients were aware of our expected margins, they could seek to reduce margins on change orders on existing projects and reduce margins on future contracts. Likewise, our competitors could use this to under bid us.

We believe we have a competitive advantage in building power plants as we believe we have built more large EPC power plants in the United States than our competitors in the recent past. Additionally, we believe that only two major new build nuclear power contracts have been awarded in the United States in numerous years and we have won both of them. There was market competition for those awards and we expect competition for future prospects. We believe that providing detailed margin information will likely harm our future sales prospects as our competitors will have more information about us than we will likely know about them. This could result in us losing market share which would likely reduce our future earnings.

In summary, we do not intend to give specific margin guidance (i.e. dollar amounts or percentage of revenues) for any of our business segments, types of projects, or individual projects. However, in our future filings, we are willing to provide the directional type margin guidance similar to that provided on the year-end 2011 earnings call, and we will continue to provide quantitative and qualitative disclosure regarding the financial results for a given reporting period.

4.
In future filings, please ensure your explanations for the factors impacting operating results provide investors with a full understanding of the circumstances surrounding each factor and whether that factor is expected to continue to have an impact going forward. For example, we note that the plant services segment’s revenues increased due to several factors. Specifically, you attribute the increase to expanded services for new customers and markets related to the industrial maintenance business. This disclosure should be expanded to explain how you expanded your industrial maintenance business, to quantify the impact of new customers and to identify, and to quantify the impact of new markets. Furthermore, for the plant services segment you attribute the increase in gross profit percentage for fiscal year 2011 to the execution in the nuclear maintenance market of both outage and on-line services as well as the continuation of a major project in the industrial maintenance business line, but it is not clear how these items explain to investors why the gross profit percentage increased. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

  Response:

We note the Staff’s comments and in future filings will provide additional information to better explain why operating results increased or decreased. For your reference, the gross profits for our segments frequently change because of the mix of work that may be executed in that period. Accordingly, we will improve our future qualitative disclosures to further explain changes to segment gross profits but within the framework outlined previously regarding commercially sensitive information.

5.
We note that you recognized changes in estimates of costs to complete for several contracts, which materially impacted your operating results for fiscal year 2011. In future filings, please ensure that you provide investors with explanations of the factors that cause both positive and negative changes in your estimates of costs, which then materially impacts your operating results. For example, we note that the power segment’s gross profit was negatively impacted by cost increases on a new-build coal project for fiscal year 2011 by $86.8 million.

Expand your disclosures to provide the following additional information:
•	Clarify if this contract is now in a loss position and if so, quantify such loss;
•	Identify the specific facts and circumstances, including the related timing, that caused the increase in costs;
•
Identify the stage of completion of the contract and disclose any other material information that will provide investors with additional insight surrounding this material change in estimate, its impact to the consolidated financial statements for the change in estimate, and whether there remains a risk of additional cost increases.

  Response:

Commencing with our filing of our Form 10-Q for the period ended November 30, 2011, when a contract has a change in estimate resulting in a material adverse impact on the period’s financial results we have provided project specific disclosure if the related contract is in a loss position. The Power project you reference is not in a loss position. We will enhance our disclosure in future filings should such a situation arise to provide additional disclosure regarding the acts, circumstances and related timing that caused the increase in costs within the parameters previously outlined regarding commercially sensitive contract information.

We will provide additional information in future filings relating to the stage of completion of a project in a similar situation and its impact on the consolidated financial statements. However, due to the nature of our business, there is risk of actual and forecasted cost increases in our projects and we believe we had ample disclosure in our risk factors and MD&A alerting investors to such cost estimation risks. Notwithstanding and as noted in our response to item 10 below, we will add additional disclosure in Critical Accounting Policies and Estimates relating to factors that have caused and could cause changes to estimates to complete our projects.

6.
In future filings, please quantify each of the factors impacting income from continuing operations. Specifically, we note that you quantify the factors impacting the power segment’s revenues and gross profit. However, this same level of detail has not been provided for the analysis of your other reportable segments. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

  Response:

We acknowledge the Staff’s comment and agree to provide additional detail in future filings for our other segments.

  Liquidity and Capital Resources, page 43

7.
We note that total current liabilities exceeded total current assets as of August 31, 2011. During our review of the fiscal year 2010 Form 10-K, the Company indicated that analysts are concerned with working capital movements; therefore, your discussion and analysis focus is on working capital movements in total. It is unclear how your current disclosures address your working capital deficiency as of August 31, 2011. Please revise your disclosures to provide a more balanced discussion of the working capital deficiency. Please provide us with the disclosures you would have provided in your 2010 Form 10-K to address this comment. Please refer to Instruction 5 of Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

  Response:

Our working capital deficiency is driven by the accounting relating to the JPY denominated bonds that financed our Investment in Westinghouse. The JPY denominated bonds are recorded at their fair value at each quarter end while the economically offsetting JPY denominated put options are not. The increase in the value of the JPY versus the US dollar has resulted in a significant increase in our GAAP current liabilities. In future filings, we will include a discussion similar to that included in our Form 10-Q for the period ended November 30, 2011, which we have provided below for your reference:

“At November 30, 2011, our working capital was $(58.2) million compared to $(106.4) million at August 31, 2011. Our negative working capital was due to the inclusion in current liabilities of the Westinghouse Bonds (which mature March 15, 2013) and the JPY interest rate swap. As disclosed previously, we were required to reclassify our Investment in Westinghouse and the related Westinghouse Bonds, the interest rate swap and the associated deferred tax asset from long-term to current as a result of a Toshiba Event that occurred in May 2009. As discussed more fully elsewhere in this Form 10-Q, the Westinghouse Bonds are revalued at each balance sheet date to the current JPY/USD exchange rate while the Put Options included in our Investment in Westinghouse are not. The impact on working capital associated with our Investment in Westinghouse and the related Westinghouse Bonds, the interest rate swap, and the related deferred taxes, which are impacted by the cumulative foreign exchange loss on the Westinghouse Bonds, was $(417.6) million and $(434.7) million at November 30, 2011 and August 31, 2011, respectively.”

8.
We note as of August 31, 2011, that the amount available to borrow under the facility without violating any covenants is $111.1 million, as compared to a maximum amount available of $1,170.7 million as of August 31, 2011. In future filings, please provide investors with an understanding as to the factors contributing to the significant difference between the amount available to borrow under the facility based on outstanding letters of credit and the amount available without violating covenants. Given the significant difference in the maximum amount available and the amount available without violating any covenants, please provide a description of the financial covenants, the minimum/maximum ratios and amounts permitted under the financial covenants, and the actual ratios and amounts achieved as of the most recent balance sheet date. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

  Response:

We acknowledge the Staff’s comment and in future filings we will expand our disclosures to provide investors with an understanding of the contributing factors. We expanded the disclosures in our Form 10-Q for the period ended November 30, 2011 in Note 9 and in the Liquidity and Capital Resources section of MD&A to address the comment, which is inclusive of the details of the most restrictive covenant (i.e. leverage covenant) that determines availability under the Facility. The relevant disclosures are presented below for your convenience. Finally, a complete copy of our credit facility had been previously filed with the SEC so that investors can access all details of that agreement.

Note 9 (excerpts):

Credit Facility
“On June 15, 2011, we entered into an unsecured second amended and restated credit agreement (Facility) with a group of lenders that effectively terminated an earlier agreement. The Facility provides lender commitments up to $1,450.0 million, all of which may be available for the issuance of performance letters of credit. The Facility has a sublimit of $1,250.0 million that may be available for the issuance of financial letters of credit and /or borrowings for working capital needs and general corporate purposes.

At November 30, 2011, the amount of the Facility available for financial letters of credit and/or revolving credit loans was limited to the lesser of: (1) $1,133.7 million, representing the total Facility commitment ($1,450.0 million) less outstanding performance letters of credit ($181.2 million) less outstanding financial letters of credit ($135.1 million); (2) $1,114.9 million, representing the Facility sublimit of $1,250.0 million less outstanding financial letters of credit ($135.1 million); or (3) $263.7 million, representing the maximum additional borrowings allowed under the leverage ratio covenant contained in the Facility.”

MD&A (page 51)

Liquidity and Capital Resources

“At November 30, 2011, our restricted and unrestricted cash and cash equivalents, escrowed cash and restricted and unrestricted short-term investments totaled $1,049.5 million (a decrease of $167.6 million, or 13.8%, from $ 1,217.1 million at August 31, 2011). In addition to our cash and cash equivalents, the amount available under our Facility for revolving credit at November 30, 2011, was $263.7 million, which is equal to the lesser of: (i) $1,133.7 million, representing the total Facility commitment ($1,450.0 million) less outstanding performance letters of credit ($181.2 million) less outstanding financial letters of credit ($135.1 million); (ii) $1,114.9 million representing the Facility sublimit of $1,250.0 million less outstanding financial letters of credit ($135.1); or (iii) $263.7 million, representing the maximum additional borrowings allowed under the leverage ratio covenant contained in the Facility. See Note 9 —Debt and Revolving Lines of Credit included in our consolidated financial statements for a description of our Facility’s financial covenants.

At November 30, 2011, we had voluntarily pledged approximately $100.0 million of our cash as collateral for performance letters of credit issued outside of our Facility and pledged $13.8 million of our cash as collateral for financial letters of credit. If we wanted to access this pledged cash, we would need to provide new letters of credit from our Facility, which would reduce the calculations of revolving credit availability as determined in calculations (i) and (ii) above. Since the Facility leverage ratio already considers all financial letters of credit as part of leverage, our borrowing availability under the leverage ratio would not change. In addition, we have pledged approximately $20.6 million to secure contingent insurance obligations in lieu of letters of credit. If we wanted to access this pledged cash, we would need to provide financial letters of credit which would reduce the above calculations of revolving credit availability, including our borrowing availability under the leverage ratio, by the same $20.6 million.

The actual amount available to us under the Facility for borrowing or the issuance of financial letters of credit is restricted by covenants within the Facility, the most restrictive being the maximum leverage ratio which is 2.5x our earnings before interest, income taxes, depreciation and amortization (EBITDA) as defined in the Restated Agreement.”

9.
In future filings, please provide a discussion and analysis operating cash flows for all three fiscal years rather than the two most recent fiscal years. Please refer to Instruction 1 to Item 303(a) of Regulation S-K for guidance.

  Response:

We acknowledge the Staff’s comments and in future filings, we will expand our discussion and analysis of operating cash flows to ensure we cover all three fiscal years presented in our financial statements.

Critical Accounting Policies and Estimates, page 49
Percentage of Completion, page 49

10.	In future filings, please disclose the factors that could cause and/or have caused you to recognize material changes to total estimated contract costs, both negative and positive.

  Response:

We acknowledge the Staff’s comment and in future filings will provide investors with additional information with respect to factors that could cause or have caused us to recognize material changes to our estimated contract costs, both positive and negative.

  Income Taxes, page 51

11.
We note that your recognized a material loss before income taxes and earnings (losses) from unconsolidated entities for fiscal year 2011. We further note for fiscal year 2009 that while you recognized income before income taxes and earnings (losses) from unconsolidated entities, the amount was closer to breakeven. In future filings, please revise your disclosure to provide a more detailed explanation as to how you determined it is more likely than not that you will realize total deferred tax assets. Please ensure your disclosure addresses each of the following points, as appropriate:

•
Disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets to the extent you are relying on future income. Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment.

•
Disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the deferred tax assets to the extent you are relying on deferred tax liabilities.

•
If you are also relying on tax-planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

  Please provide us with the disclosures you intend to include in future filings. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

  Response:

We acknowledge the Staff’s comments. Our fiscal year 2011, 2010 and 2009 income (loss) before income taxes and earnings from unconsolidated entities include unrealized foreign currency exchange losses of $160.1, $131.6 and $192.4 million, respectively, related to the Japanese yen-denominated bonds issued to acquire our Investment in Westinghouse. While these amounts are included in income (loss) before income taxes and earnings from unconsolidated entities they are not currently deductible in determining taxable income. The deferred tax assets associated with the unrealized foreign currency exchange losses and other Westinghouse temporary differences of approximately $273 million will be realized as an ordinary deduction upon the repayment of the bonds and offset the gain recognized as a result of the automatic exercise of the Put Option Agreement on the Westinghouse shares during our fiscal year 2013.

We intend to amend our future disclosures to read substantially as follows:

Deferred income taxes are provided on the asset and liability method whereby deferred tax assets/liabilities are established for the difference between the financial reporting basis and the income tax basis of assets and liabilities, as well as operating loss and tax credit carryforwards and other tax credits. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. The forecasts used in projecting future taxable income are consistent with the forecasts used in the testing of goodwill for impairment. We also consider the reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment of such realization. Currently, we are relying on tax planning strategies involving the internal restructuring of various subsidiaries in order to realize approximately $6 million of deferred tax assets relating to net operating losses in various state tax jurisdictions. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

At August 31, 2011, we had deferred tax assets of $304.7 million, net of valuation allowance and deferred tax liabilities, including $62.1 million related to net operating losses and tax credit carryforwards. At August 31, 2011, we had a deferred tax asset valuation allowance of $32.4 million. Approximately $273 million of the deferred tax assets will be realized as an ordinary deduction upon the repayment of the Japanese yen-denominated bonds and will offset the gain recognized as a result of the automatic exercise of the Put Option Agreement on the Westinghouse shares during our fiscal year 2013. The generation of future taxable income of approximately $97 million is needed to realize the remaining deferred tax assets of $32 million after considering the effects of the Put Option exercise. Our forecast of future taxable income exceeds the amounts needed in the respective jurisdictions for full realization of these deferred tax assets.

See Note 11 — Income Taxes included in our consolidated financial statements for additional information.

  Goodwill and Intangible Assets Impairment Review, page 51

12.
We note your disclosure that the excess of the fair value of your reporting units over their respective carrying values for five of your reporting units exceeded 10%. Please confirm and revise your disclosures in future filings to clarify, if true, that the fair value of each of your reporting units was substantially in excess of their respective carrying values. For those reporting units whose estimated fair values are not substantially in excess of their respective carrying value, please disclose the specific percentage by which the estimated fair value exceeds the carrying value by reporting unit. This will allow investors to better understand how close the respective reporting unit is to failing step 1 of the goodwill impairment test. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

  Response:

We confirm that, except for our E&C reporting unit, the fair value of our reporting units was substantially in excess of the reporting unit’s carrying value. In future filings, we will include this confirmation when appropriate and provide the specific percentage by which the estimated fair value exceeds the carrying value by reporting unit for those reporting units whose fair value is not substantially in excess of its carrying value.

13.
We note that your E&C reporting unit has an estimated fair value that exceeds the carrying value by less than 10%. In your next Form 10-Q, please provide investors with the following additional information regarding the uncertainty associated with the goodwill for your E&C reporting unit:

•
A discussion of the specific factors and assumptions used to estimate E&C reporting unit’s fair value for each methodology used. This discussion should include how E&C’s historical results have been considered along with management’s expectations for its future operating results.

•
A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

•
A discussion of any potential events and/or circumstances that could have a negative effect on E&C’s estimated fair value. For example, we note that E&C’s results continued to deteriorate subsequent to the annual impairment test on March 1, 2011. Please clarify whether the deterioration in operating results were in line with the estimates included in E&C’s discounted cash flow prepared as of March 1, 2011. If the results were below estimates, please explain why an interim impairment test was not triggered. Please also explain the extent that E&C’s results would need to decline to potentially trigger step 2 of the impairment test. Please note that the discussion and analysis of the uncertainty of the E&C reporting unit’s goodwill should be specific to E&C. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in your next Form 10-Q to provide investors with current information about this uncertainty. Please also supplementally tell us whether any of the written indications of interest you have received from potential acquirers included a price for the E&C segment. If yes, please tell us how these quantified offers compare to the carrying value.

  Response:

We acknowledge the Staff’s comment and in our next Form 10-Q we will provide investors with the additional information regarding the uncertainty associated with the goodwill for our E&C reporting unit. In our annual impairment analysis, the discounted cash flow model for the E&C reporting unit did demonstrate a deterioration of its operating results due to the reporting unit’s volume and quantity of backlog. However, additional forecasted cost increases on an international project significantly in excess of that in our discounted cash flow model caused us to re-perform our impairment analysis as of August 1, 2011. Our analysis did not indicate that the goodwill for the reporting unit was impaired, nor was there a material change to the excess of the fair value over the carrying value for this reporting unit as a result of reperforming our impairment analysis.

Additionally, the indications of interest for our E&C segment available prior to our filing of our FY 2011 Form 10-K did contain indicative pricing. Based upon the indications of interest received, consummating a transaction under the indicative terms would not result in us recording an impairment charge.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-9, Accounts Receivable, page F-11

14.
In future filings, please quantify here or within Note 5 the total amount of accruals resulting from disputes or other negotiations established to reflect certain project-related accounts receivable or claims at their net realizable values included within billings in excess of costs and estimated earnings on uncompleted contracts. Please also explain to us how you determined that such amounts are properly reflected as a liability rather than as a reduction of the corresponding receivable along with the specific reference to the FASB ASC that supports your presentation.

  Response:

Currently, we disclose that “we have established an allowance for uncollectible accounts based upon the assessment of our clients’ ability to pay. Accruals resulting from disputes or other negotiations that are established reflect certain project related accounts receivable or claims at their net realizable values are included in billings in excess of costs and estimated earnings on uncompleted contracts.” We intended this to convey to the reader that, in addition to any reserves established for customers’ inability to pay, there are often items in dispute or being negotiated that may require us to make an estimate as to the ultimate outcome. Frequently, these items have yet to be billed to the client. To the extent these items have been billed but collection is not probable, we reduce the receivable to its net realizable value. For unbilled items, we recognize the probable estimated impact as a reduction in estimated revenue at completion with a resulting impact to billings in excess of costs and estimated earnings on uncompleted projects. We will clarify these points in our future filings.

Note 15 – Contingencies and Commitments, page F-44

15.
In future filings, please revise your disclosure for each of the proceedings that are contract related (i.e., impacting estimated costs to complete and/or estimated total revenues) to clarify whether it is probable and/or reasonably possible that a negative outcome would result in the corresponding contract to no longer be profitable and/or if the corresponding contract is already a loss contract. To the extent that the contract is a loss contract and/or could become a loss contract, please provide the disclosures required by ASC 450-20-50-4. Please also refer to Example 1 in ASC 605-35-55-2 – 55-10 for additional guidance. While we understand that you have disclosed the amount claimed, which is useful information for investors, this disclosure is not necessarily the same as the amount or range of reasonably possible loss in excess of accrual. For example, to the extent that your contract for a 600 MW steam turbine electrical generation plant in the US is a loss contract, disclosures for the unasserted claims related to the performance obligations should be provided in accordance with ASC 450-20-50-4. To the extent that additional disclosures should be provided in future filings in response to this comment, please provide us with those disclosures that would have been included in the fiscal year 2011 Form 10-K.

  Response:

We acknowledge the Staff’s comment and as noted in our disclosure in our Form 10-Q for the period ended November 30, 2011, we settled the majority of the commercial disputes previously disclosed including contemporaneously settling all disputes with our client and our equipment and services supplier on this EPC contract for a 600 MW steam turbine electrical generation plant. As noted in Response 5, we will disclose in future filings whether the project in question is in a loss position. Moreover, we understand the guidance regarding reasonably possible losses contained in ASC 450 and intend to comply with its requirements in future filings to the extent applicable.

16.
We note your disclosure for the arbitration proceedings with your equipment and services supplier for the 600 MW steam turbine electrical generation plant contract. In this disclosure you state that you have recognized revenue based on your judgment about the probable outcome of the arbitration. Please provide us with a comprehensive understanding as to why the outcome of your claim and your supplier’s claim would impact revenue rather than costs and gross profit associated with this contract.

  Response:

We agree with the Staff’s comment that our claim and our supplier’s claim would indeed impact cost of revenue and gross profit. There is also an impact to revenue as a result of cost-to-cost, percentage of completion accounting. In our Significant Accounting Policies disclosure, we provide our basis for accounting for claims subject to litigation as follows:

“The costs attributable to change orders and claims being negotiated or disputed with clients, vendors, or subcontractors or subject to litigation are included in our estimates of revenues when it is probable they will result in additional contract revenues and the amount can be reasonably estimated. Profit from such unapproved change orders and claims is recorded in the period such amounts are settled or approved. Back charges and claims against and from our vendors, subcontractors, and others are included in our cost estimates as a reduction or increase in total estimated costs when recovery or payment of the amounts are probable and the costs can be reasonably estimated.”

We updated our disclosure in our Form 10-Q for the period ended November 30, 2011 as the claim noted in the Staff’s comment has been settled. No change was required to the prior accounting for such claim. For your convenience, the updated disclosure is presented below:

“We had also commenced an arbitration proceeding with our equipment and services supplier on the above project. We contend that the supplier failed to comply with certain contractual obligations. This failure disrupted and delayed our work, significantly increased our costs and exposed us to the imposition of schedule and performance related liquidated damages by our client, the owner. Our supplier did not respond to our Notice of Claim and instead filed a Demand for Arbitration dated January 13, 2010, which requested declaratory relief, injunctive relief and damages in an amount to be determined. We served our own Demand for Arbitration on January 18, 2010, followed by a Detailed Statement of Claim on May 17, 2010, identifying damages of approximately $48.2 million, as modified. On July 11, 2011, the supplier provided an updated Detailed Statement of Claim in which the supplier claimed alleged damages of approximately $38.4 million.

As noted above, we contemporaneously settled all disputes with our client and our equipment and services supplier on this EPC contract during the first quarter of fiscal year 2012. The settlements resulted in an immaterial impact in the results of operations during the three months ended November 30, 2011.”

17.
In future filings, please clarify which line item you recognized the $16.8 million charge for the $28.1M F&M segment contract in your consolidated statement of operations. Please also provide us with an understanding as to how you determined that it was appropriate to disclose that you expected a favorable outcome from this lawsuit but that an unfavorable outcome could materially impact your consolidated statements of operations without disclosure about a reasonably possible loss in excess of accrual in your second and third quarters of fiscal year 2011 Forms 10-Q. In this regard, we note your statements in your fourth quarter of fiscal year 2011 earnings call with analysts that the root of the issue was a rogue employee that caused quality issues.

  Response:

We acknowledge the Staff’s comment and have identified in our Form 10-Q for the period ending November 30, 2011 the line item where we recognized the $16.8 million charge.

In our contingency disclosures, we have and will continue to provide investors with the background surrounding the specific litigation being disclosed, the client’s gross claims against us and our claims against the client, regardless of whether we had a receivable or claim recorded on our books. We believe providing an investor with this information allows an investor to assess the litigation and determine whether the impact of an adverse outcome would be material to our financial statements.

In our Form 10-Q for the period ended February 28, 2011, we disclosed that we expected a favorable resolution on the matter in question and had counterclaimed for approximately $8.3 million. At that time, our favorable expectations were based upon limitations contained in our contract and certain contractual defenses we could assert. We also disclosed that our client’s initial claim was in excess of $48.3 million. With this background, a reasonable investor could infer that if our client were to prevail, we would incur a loss up to $48.3 million, i.e. the amount of our client’s initial claim. We believe that an investor would view this charge as material to our financial statements. Therefore, we believe our disclosure that such an adverse outcome would be material was appropriate, notwithstanding the fact that we expected a favorable outcome at that time. In matters such as this dispute, additional information may become available during the dispute resolution process that changes our view of the probability of success.

During the fourth quarter of our fiscal year of 2011 and as part of the discovery phase of this lawsuit, information with respect to quality control became known to us that changed our view of the probability of success. This was a significant change in our understanding of the underlying facts and thus we moved to settle this lawsuit.  Our disclosure in our Form 10-K was updated to reflect the settlement agreed with our client.

18.
Regarding your environmental liabilities, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the reasonably possible additional loss or range of loss that may have been incurred in excess of amounts already recognized, or state that such an estimate cannot be made. Please refer to ASC 450- 20-50-4 for guidance. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please include your proposed disclosures in your response.

  Response:

We acknowledge the Staff’s comment and have updated the disclosure in our Form 10-Q for the period ended November 30, 2011 as follows:

“The LandBank Group, Inc. (LandBank), a subsidiary of our Environmental and Infrastructure (E&I) segment, remediates previously acquired environmentally impaired real estate. The real estate was recorded at cost, typically reflecting some degree of discount due to environmental issues related to the real estate. As remediation efforts are expended, the book value of the real estate is increased to reflect improvements made to the asset. Additionally, LandBank records a liability for estimated remediation costs for real estate that is sold, but for which the environmental obligation is retained. We also record an environmental liability for properties held by LandBank if funds are received from transactions separate from the original purchase to pay for environmental remediation costs. There are no recent additions to the LandBank portfolio of properties, and at this time we are not pursuing additional opportunities. Accordingly, we are not incurring incremental environmental liability beyond the portfolio that currently exists. Existing liabilities are reviewed quarterly, or more frequently as additional information becomes available. We also have insurance coverage that helps mitigate our liability exposure. At November 30, 2011, and August 31, 2011, our E&I segment had approximately $1.8 million and $1.9 million, respectively, of environmental liabilities recorded in other liabilities in the accompanying balance sheets. LandBank environmental liability exposure beyond that which is recorded is estimated to be immaterial.”

  Note 20 – Accounting for Claims, Unapproved Change Orders and Incentives on Long-Term Construction Contracts, page F-54

19.
We note the following statements at the bottom of page F-54 of your fiscal year 2011 Form 10-K, “…the recording of claims increases gross profit or reduces gross  loss on the related projects in the periods the claims are reported. Profit recognition on claims is deferred until the change order has been approved or the disputed amounts have been approved or the disputed amounts have been settled.” There is a concern that investors may not fully understand your accounting policy as it relates to the recognition of claims, as these two statements, without further explanation, appear to conflict when considered with the preceding discussion of when claims and backcharges and claims against vendors are included in estimated revenues and costs, respectively. In future filings, please clarify the instances in which claims, backcharges, and claims against vendors would increase gross profit or reduce gross loss when initially reported. Also, please include disclosure here or within MD&A about the impact the recognition of revenue and/or profit related to claims positively impacted gross profit to the extent material for each period presented. Please also consider disclosing the extent to which costs related to claims are recognized prior to the corresponding revenues and are negatively impacting gross profit to the extent material for each period presented. Please provide us with the disclosure you would have included in your fiscal year 2011 Form 10-K in response to this comment.

  Response:

We note the Staff’s comments, and in future filings, we will include the following disclosure which is similar to the revised disclosure in our Form 10-Q for the period ended November 30, 2011:

“Claims include amounts in excess of the original contract price (as it may be adjusted for approved change orders) that we seek to collect from our clients for delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes of unanticipated additional costs and are included in estimated revenues when recovery of the amounts is probable and the costs can be reasonably estimated. Similarly, backcharges and claims against vendors, subcontractors and others are included in our cost estimates as a reduction in total estimated costs when recovery of the amounts is probable and the costs can be reasonably estimated.

Claims and backcharges are recorded at the amount deemed probable of recovery up to the amount of estimated costs and profit is not recorded until the claim or backcharge is resolved. The recognition of these items may increase gross profit or reduce gross loss on the related projects as compared to the gross profit/gross loss that would have been recognized had no claim revenue been recorded.   Claims receivable are included in costs and estimated earnings in excess of billings on uncompleted contracts on the accompanying consolidated balance sheets.”

We will continue to disclose material impacts on our quarterly or yearly earnings resulting from the settlement of claims or unapproved change orders and in the rare situation where profit may be recognized prior to settlement of a claim or unapproved change order.

20.
In future filings, please disclose here or in MD&A the amount recognized in revenues for each period presented from performance incentive and award fee arrangements. This disclosure will allow investors to better understand the impact incentives and award fees are having on gross profit. Please also clarify the portion of the performance incentive and award fee arrangements recognized that remain in costs and estimated earnings in excess of billings on uncompleted contracts.

  Response:

We believe the cumulative information is most meaningful with respect to items subject to uncertainly concerning their determination or ultimate resolution. We disclose the cumulative amount of revenue recognized where realization remains subject to customer approval (i.e. the amount recorded on the balance sheet). Contracts in our Plant Services and Environmental and Infrastructure segments are frequently structured in the normal course of their businesses to contain incentives. We have a long history of earning these incentives throughout each year so that the impact of any significant change would be apparent to investors in our period to period comparison and likely be disclosed by us in the normal course of our filings. To the extent that there are significant upward or downward changes in these amounts, we will disclose such changes in future filings. However, we do not believe that it is meaningful to separately disclose the amount of revenue recognized in a single period related to incentives given their recurring nature.

  Note 23 – Revision of Prior Period Financial Statements, page F-57

21.
During the three months ended February 28, 2011, we note that you discovered an error related to your calculation of revenue on a multi-currency contract in your E&C segment for fiscal years 2009 and 2010 and the three months ended November 30, 2010. We further note that you did not disclose the impact of this error until April 11, 2011 with the filing of your February 28, 2011 Form 10-Q. We further note that you concluded the effects of the error were not material to any previously reported quarterly or annual period. Given that the restatement resulted in a decrease to net income attributable to Shaw of 11.6% for fiscal year 2010 and 14.5% for fiscal year 2009, please help us understand how you determined that these errors were immaterial. Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N. Please also address the following in regards to these errors:

•	Please tell us what consideration you gave as to whether an Item 4.02 Form 8-K should be filed;
•	Please tell us what impact these errors had on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting;
•	Please tell us what consideration was given as to whether the auditor’s report should include an explanatory paragraph which refers to the correction of an error; and
•	Please tell us how you determined that the appropriate columns on your financial statements should not be clearly identified and labeled as restated.

  Response:

Our response is organized to first address the quantitative analyses we performed in assessing the error and subsequently we outline the qualitative aspects of our analysis. We also present our analysis of the applicable accounting literature.

In our analysis of the error related to the calculation of revenue on a multi-currency contract in our E&C segment, we analyzed the impact of all errors both individually and in the aggregate in accordance with the guidance contained in SAB Topics 1:M (SAB 99) and 1.N (SAB 108). In consultation with our legal advisors, our auditors, and the audit committee of our board of directors, we concluded that the errors were not material to our consolidated financial statements previously filed with the SEC. Based upon that conclusion, we determined that we were not required to restate prior periods.

We then concluded that correcting the error related to the calculation of revenue in the quarter ended February 28, 2011 would have significantly distorted the financial results for that three month period. As a result, we concluded that the best approach was to correct that error in our previously issued consolidated financial statements. Based upon our conclusion that the impact of the error was immaterial to those previously issued financial statements, we determined that the corrections would be made to the applicable prior periods as such financial information is included in future filings with the SEC.

In the financial results for the period we identified the error (i.e. in our Form 10-Q for the quarter ended February 28, 2011), we included note 22 to the consolidated financial statements to prominently disclose that an error had been detected, to provide a description of the error, and to describe the impact of the error to prior periods, including the fiscal years ended August 31, 2010 and 2009. The following is our analysis pursuant to SAB Topics 1:M and 1:N.

Background

In preparation of our financial results for the three months ended February 28, 2011 and subsequent to the quarter’s end, we identified an error related to a multi-currency contract being executed by our E&C segment. The contract relates to an engineering, procurement and construction contract (EPC) that consists of an onshore portion denominated in the local currency of the country and an offshore portion denominated in U.S. dollars. For revenue recognition purposes, these two contracts are combined and accounted for as one contract requiring translation of the onshore portion. The error occurred in our translation of the estimated future cost to complete the onshore contract. The error was not related to the ongoing operational execution of the project and thus would not impact an investor’s view of the Company’s execution of the project and potential future results of the project. We determined the cumulative error overstated past revenues by $19.4 million and past income attributable to Shaw by $12.5 million.

Materiality Assessment

In assessing materiality, we consider both quantitative and qualitative factors in accordance with Staff Accounting Bulletin Topics 1:M and 1:N.. Consistent with our analyst presentations and historical internal assessments, we perform our materiality assessments both with and without the impact of the Westinghouse Fx (defined below). We have used this approach considering the significant volatility in our statement of operations attributable to the impact of the foreign exchange gain/(loss) associated with our Westinghouse Bonds (referred to as the “Westinghouse Fx”) which has nothing to do with our operations. The Westinghouse segment primarily includes an equity method investment ($1.0 billion) and related equity in earnings and debt ($1.6 billion).  The Company’s accounting requires the Yen denominated debt to be revalued each period with changes in foreign currency recognized in earnings. The equity investment which has an embedded Yen denominated put option is not accounted for as a bifurcated derivative, and therefore, no corresponding adjustment relating to foreign currency is made to the equity investment.  Structurally, the equity investment and related debt were designed with a natural foreign currency hedge.  The Company discussed the accounting for the Westinghouse acquisition with the SEC staff in FY 2007.  We believe the external investment community is more interested in our financial results excluding the Westinghouse Fx. We are aware that 16 of 17 analysts following us exclude the Westinghouse Fx impact in their EPS estimates presented to their clients (see response to comment 22 below).

Quantitative Analysis

The following tables present the impact of the error for each of the periods designated:

Three Months Ended November 30, 2010	As Reported	Adjustment		As Adjusted
($000s)		($)	(%)
Revenues	$1,542,574	708	0.0%	$1,543,282
Operating income (loss)	$(10,000)	708	-7.1%	$(9,291)
Income (loss) before income taxes and earnings from unconsolidated entities	$(30,557)	708	-2.3%	$(29,849)
Provision (benefit) for income taxes	$(12,003)	276	-2.3%	$(11,727)
Income (loss) before earnings from unconsolidated entities	$(18,554)	432	-2.3%	$(18,122)
Net income (loss)	$(15,682)	432	-2.8%	$(15,250)
Net income (loss) attributable to Shaw	$(16,435)	432	-2.6%	$(16,003)

Excluding Westinghouse Fx:
Westinghouse Fx	$(12,410)			$(12,410)
Income (loss) before income taxes and earnings from unconsolidated entities	$(18,147)	708	-3.9%	$(17,439)
Net income (loss)	$(8,124)	432	-5.3%	$(7,692)
Net income (loss) attributable to Shaw	$(8,877)	432	-4.9%	$(8,445)

Balance Sheet
Current assets	$4,527,954	-	0.0%	$4,527,954
Total assets	$5,679,309	-	0.0%	$5,679,309
Current liabilities	$3,932,578	12,462	0.3%	$3,945,040
Total liabilities	$4,083,261	12,462	0.3%	$4,095,723
Total equity	$1,596,048	(12,462)	-0.8%	$1,583,586

We believe the impact of the error on our consolidated financial statements as of and for the three months ended November 30, 2010 noted above is quantitatively immaterial. The percentage impact on consolidated operating income (loss) for the three months ended November 30, 2010 is magnified from a quantitative perspective due to the near break-even results reported for the quarter. Reported results for the quarter were significantly impacted by a $63.4 million reduction in operating income from an adverse jury verdict in our Power segment and the Westinghouse Fx loss of $12.4 million. However, the amount of the error itself was considered immaterial, and in our review of the impact of the error on our balance sheet, we noted no material change to working capital, current ratio or other balance sheet metrics.

Year Ended August 31, 2010	As Reported	Adjustment		As Adjusted
($000s)		($)	(%)
Revenues	$7,000,779	(16,737)	-0.2%	$6,984,042
Operating income (loss)	$297,939	(16,737)	-5.6%	$281,202
Income (loss) before income taxes and earnings from unconsolidated entities	$147,830	(16,737)	-11.3%	$131,093
Provision (benefit) for income taxes	$44,008	(6,021)	-13.7%	$37,987
Income (loss) before earnings from unconsolidated entities	$103,822	(10,716)	-10.3%	$93,106
Net income (loss)	$110,899	(10,716)	-9.7%	$100,183
Net income (loss) attributable to Shaw	$92,714	(10,716)	-11.6%	$81,998

Excluding Westinghouse Fx:
Westinghouse Fx	$(131,584)			$(131,584)
Income (loss) before income taxes and earnings from unconsolidated entities	$279,414	(16,737)	-6.0%	$262,677
Net income (loss)	$191,034	(10,716)	-5.6%	$180,318
Net income (loss) attributable to Shaw	$172,849	(10,716)	-6.2%	$162,133

Balance Sheet
Current assets	$4,871,890	-	0.0%	$4,871,890
Total assets	$5,996,269	-	0.0%	$5,996,269
Current liabilities	$4,248,898	12,894	0.3%	$4,261,792
Total liabilities	$4,408,988	12,894	0.3%	$4,421,882
Total equity	$1,587,281	(12,894)	-0.8%	$1,574,387

We believe the impact of the error to the FY 2010 consolidated financial statements noted above is quantitatively immaterial. The percentage impact on Income (loss) before income taxes and earnings from unconsolidated entities, Net income (loss), and Net income (loss) attributable to Shaw for the year ended August 31, 2010 is magnified from a quantitative perspective due to the relatively small net income as a result of Westinghouse Fx losses of $131.6 million. We believe that the fact that we reported net income in FY 2010 of $92.7 million (despite the considerable negative impact on our results of the Westinghouse Fx) as compared to FY 2009 net income of $15 million would be deemed material to users of the financial statements; we do not however, believe that an investor’s decision to buy or sell our stock would have been influenced by the fact that the size of the net income was $92.7 million (or $1.08 per diluted share) as opposed to $82.0 million (or $0.96 per diluted share), considering the overall size of the Company with approximately $7 billion in revenues. Additionally, viewed from our investors’ perspective (i.e. without the Westinghouse Fx impact) the percentage impact of the error is less than the percentage impact on reported results. Finally, we concluded that investors would not view a $10.7 million adjustment to net income as important in light of the significantly improved results in 2010 as compared to 2009. There is a significantly increasing trend in net income in 2010 as compared to 2009 with and without the adjustment. Additionally, the slight increasing trend in net income without the Westinghouse Fx impact is the same with and without the adjustment.

In our review of the impact of the error on our balance sheet, we noted no material change to working capital, current ratio or other balance sheet metrics.

Year Ended August 31, 2009	As Reported	Adjustment		As Adjusted
($000s)		($)	(%)
Revenues	$7,279,690	(3,398)	0.0%	$7,276,292
Operating income (loss)	$298,747	(3,398)	-1.1%	$295,349
Income (loss) before income taxes and earnings from unconsolidated entities	$32,589	(3,398)	-10.4%	$29,191
Provision (benefit) for income taxes	$11,880	(1,220)	-10.3%	$10,660
Income (loss) before earnings from unconsolidated entities	$20,709	(2,178)	-10.5%	$18,531
Net income (loss)	$31,728	(2,178)	-6.9%	$29,550
Net income (loss) attributable to Shaw	$14,995	(2,178)	-14.5%	$12,817

Excluding Westinghouse Fx:
Westinghouse Fx	$(198,077)			$(198,077)
Income (loss) before income taxes and earnings from unconsolidated entities	$230,666	(3,398)	-1.5%	$227,268
Net income (loss)	$152,357	(2,178)	-1.4%	$150,179
Net income (loss) attributable to Shaw	$135,624	(2,178)	-1.6%	$133,446

Balance Sheet
Current assets	$4,553,248	$-	0.0%	$4,553,248
Total assets	$5,557,174	$-	0.0%	$5,557,174
Current liabilities	$3,965,570	$2,178	0.1%	$3,967,748
Total liabilities	$4,109,184	$2,178	0.1%	$4,111,362
Total equity	$1,447,990	$(2,178)	-0.2%	$1,445,812

We believe the impact of the error to the FY 2009 financial statements noted above is quantitatively immaterial. The percentage impact on Income (loss) before income taxes and earnings from unconsolidated entities, Net income (loss), Net income (loss) attributable to Shaw for the year ended August 31, 2009 is magnified due to the near break-even results for FY 2009 (reported net income attributable to Shaw of $15.0 million on Revenues of $7.3 billion). We do not believe this adjustment would  meaningfully change the way investors viewed FY 2009; as a break-even year.  Additionally, viewed from our investors’ perspective (i.e. without the Westinghouse Fx impact) the impact of the error is less than the percentage impact on reported results  Finally, we concluded that investors would not view a $2.2 million adjusted to net income as important in light of the significantly lower results in 2009 as compared to 2008 (the error had no effect on fiscal year 2008 but for your convenience, we have reproduced our results for fiscal year 2008 below). The significantly declining trend in net income is the same with and without the adjustment. Additionally, the slight decreasing trend in net income without the Westinghouse Fx impact is the same with and without the adjustment.

In our review of the impact of the error on our balance sheet, we noted no material change to working capital, current ratio or other balance sheet metrics.

Year Ended August 31, 2008	As Reported
($000s)
Revenues	$6,998,011
Operating income (loss)	$309,705
Income (loss) before income taxes and earnings from unconsolidated entities	$220,490
Provision (benefit) for income taxes	$71,384
Income (loss) before earnings from unconsolidated entities	$149,106
Net income (loss)	$166,787
Net income (loss) attributable to Shaw	$140,717

Excluding Westinghouse Fx:
Westinghouse Fx	$(69,652)
Income (loss) before income taxes and earnings from unconsolidated entities	$290,142
Net income (loss)	$209,205
Net income (loss) attributable to Shaw	$183,135

Below, where applicable, we depict graphically the quarterly as reported and as adjusted amounts for operating income, Income (loss) before income taxes and earnings from unconsolidated entities, net income (loss), and net income (loss) attributable to Shaw both on an actual and an ex-Westinghouse Fx basis.

Operating income: Operating income is not impacted by the Westinghouse Fx, therefore we do not present operating income on an ex-Westinghouse Fx basis. The graph below shows the quarterly trend in operating income from Q1 of fiscal year 2009 to Q1 of fiscal year 2011 for our reported results and as adjusted for the error.

Income (loss) before income taxes and earnings from unconsolidated entities: The graphs below shows the quarterly trend in Income (loss) before income taxes and earnings from unconsolidated entities from Q1 of fiscal year 2009 to Q1 of fiscal year 2011 for our reported results and as adjusted for the error on an actual and ex-Westinghouse Fx basis.

Net income (loss): The graphs below shows the quarterly trend in Income (loss) before income taxes and earnings from unconsolidated entities from Q1 of fiscal year 2009 to Q1 of fiscal year 2011 for our reported results and as adjusted for the error on an actual and ex-Westinghouse Fx basis.

Net income (loss)attributable to Shaw: The graph below shows the quarterly trend in Net income (loss) attributable to Shaw from Q1 of fiscal year 2009 to Q1 of fiscal year 2011 for our reported results and as adjusted for the error on an actual and ex-Westinghouse Fx basis.

Conclusion: Based upon our review of the graphical depictions above, we concluded that trends were not impacted by the correction of the error on an actual or ex-Westinghouse Fx basis.

Segment Anaysis

In performing our assessment, we reviewed the impact of the error on our segment disclosures. In our review, we noted that the impact of the error on E&C’s gross profit and income before tax was 1.7% and 2.2% for FY 2009 and 15.2% and 25.9% for FY 2010, respectively. While these percentages are larger quantitatively for FY 2010, we considered the absolute dollar changes in the overall context of the E&C Segment results noting the following:

•     The operating results for E&C as reported for FY 2010 showed a sharp decline in results as compared to FY 2009 (gross profit decreased from $198.7 million to $110.7 million and income before tax decreased from $153.0 million to $64.4 million), principally due to the adverse impact of the economic environment at that time resulting in significantly fewer projects in FY 2010 (as disclosed in our filings).  The significant declining trend in the E&C segment is the same with or without the adjustments and the error does not change an investor’s view of the E&C business in light of the significant underlying trend of deteriorating results.

•     The error is not related to the ongoing operational execution of the project and thus would not impact an investor’s view of the Company’s performance and potential future results of either the project or our consolidated results.

Based upon all the available information, we do not believe our E&C segment’s results were materially misstated.

Analysis of Cash Flow Statement

The impact of the error on our consolidated statements of cash flow for all previously reported periods was offsetting changes within the operating activity line items resulting in no change to the reported operating cash flow number for any of the periods affected. The error did not impact our cash flows investing activities or financing activities for any of the periods affected.

Qualitative Analysis

In addition to the quantitative analysis outlined above, we considered the context of the error in conjunction with the “total mix” of information, including the “factual context in which the user of financial statements would view the financial statement item” (i.e. qualitative factors). We analyzed each period impacted and the effect on certain key financial statement metrics used by our financial statement readers. Examples of qualitative factors we considered, along with our comments (in italics) were:

1.           Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate, and, if so the degree of imprecision inherent in the estimate.

The foreign currency calculation is embedded in a long-term construction contract estimate related to a project that spans multiple years. The calculation of the foreign currency component itself was capable of precise measurement. We also have no other major multi-currency contracts thus limiting the measurement to one contract in one segment.

2.           Whether the misstatement masks a change in earnings or other trends.

As noted in the analysis above, the error does not impact any previously reported trends, which for this contract included forecast construction related cost increases that already were clear from our reported results.

3.           Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

Below are our quarterly “as reported” and “as adjusted” diluted EPS amounts, adjusted only for the Westinghouse Fx, as well as the consensus EPS analyst estimates for the periods impacted by the error.

Diluted EPS	1Q09	2Q09	3Q09	4Q09
As reported	$0.70	$0.21	$0.33	$0.37
As adjusted	$0.70	$0.21	$0.32	$0.36

Consensus EPS Est.	$0.66	$0.61	$0.60	$0.47

Diluted EPS	1Q10	2Q10	3Q10	4Q10
As reported	$0.50	$0.46	$0.55	$0.51
As adjusted	$0.46	$0.45	$0.55	$0.45

Consensus EPS Est.	$0.46	$0.48	$0.54	$0.55

Diluted EPS	1Q11
As reported	$(0.10)
As adjusted	$(0.11)

Consensus EPS Est.	$0.05

As the shown above, the error did not hide a failure to meet analysts’ consensus expectations.

4.           Whether the misstatement changes a loss into income or vice versa.

As previously noted, the error did not impact the trends of our financial information, nor did it change a loss into income or vice versa.

5.           Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

As noted above, we considered the impact of the errors on our E&C Segment and noted that the errors did not impact the disclosed significant underlying trend of deteriorating results in that segment.  We began forecasting a downturn in the E&C business due to the lack of bookings over the past several years and disclosed this in our periodic reports. Our E&C segment’s volume and profitability were decreasing to the extent that it was no longer considered a significant driver of our overall operations or profitability as represents an increasingly smaller amount of overall results.

6.           Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The error did not impact our compliance with any regulatory requirements.

7.           Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

We were in compliance with covenants contained in our credit facility as well as other contractual requirements regardless of the impact of the error.

8.           Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

We do not believe that the error had an effect on our determination of management’s compensation. We refer to our short-term cash incentive plan as the Management Incentive Plan (MIP). MIP is focused on earnings before interest, taxes and depreciation (EBITDA) and to a lesser extent, operating cash flow, both as compared to an internal plan. Both EBTIDA and operating cash flow targets exclude the results from our Investment in Westinghouse segment.

The correction of the error had no impact on our MIP for FY 2011 as none was paid to our executive management even though the translation losses were reflected in prior years’ financial results.

Our EBITDA results for FY 2010 prior to considering the impact of the error correction achieved only 84 percent of target while operating cash flow exceeded target. The net result was a payment of only 17.6 percent of target MIP compensation. Additionally, this error was not “project execution related” which is not considered as significant in determining MIP as execution related results. Thus the correction of the error would not have likely had a significant influence on MIP.

Correction of the error had limited financial impact on FY 2009 and would not have had a significant influence in the determination of MIP.

9.           Whether the misstatement involves concealment of an unlawful transaction.

The error did not result from nor relate to an unlawful transaction and the correction of the error and its impact was immediately recorded when discovered and its impacts to our financial statements were clearly disclosed in the footnotes to our Q2 FY 2011 financial statements (i.e., the period in which the error was first identified).

In addition to the qualitative factors listed above, we considered other Company-specific qualitative factors, including the nature of the error. As discussed above, this error was not related to the ongoing operational execution of the project. It is mechanical in nature and thus would not impact an investor’s view of the Company’s execution of the project and potential future results of the project. Subsequent to our reporting of this error in our press release and Form 10-Q, there was not a significant response from the analysts that follow the Company. Analysts were more concerned with the operational risks associated with the project rather than the mechanics of reporting foreign currency. With hindsight, we believe this further supports our conclusions on materiality.

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SAB Topic 1:N "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," (SAB 108) provides that “if the misstatement that exists after recording the adjustment in the current year financial statements is material to the current year (considering all relevant quantitative and qualitative factors), the prior year financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior year financial statements.” SAB 108 also provides that “Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements.”

In applying this guidance and having concluded that our prior year financial statements were not materially misstated, we determined we were not required to amend our 2010 Form 10-K and corrected the immaterial error in subsequent annual and quarterly filings. We also believed that we were not required to label our financial statements as restated based on our interpretation of the immaterial correction guidance. Further, based upon our conclusion above that the consolidated financial statements contained in our 2010 and 2009 Form 10-K’s were not materially misstated, we believed we were not required to file an Item 4.02 Form 8-K. Additionally, given our conclusion that this was an immaterial error, our auditor’s report does not require an explanatory paragraph referring to the correction of an error.

As a result of the error, we evaluated our prior positions with respect to our internal controls over financial reporting. We identified the individual controls that were not followed, assessed the significance, implemented control enhancements and concluded the deficiency did not rise to the level of a material weakness. In reaching this conclusion, we considered the actual amount of the error and the likelihood of it reoccurring. We considered that the potential impact of the deficiency was limited due to the fact that the Company does not have other long-term construction contracts with a significant element of foreign currency and this particular contract is nearing completion. Finally, our existing management review controls identified the error before it became material. Therefore, our previous conclusions regarding the effectiveness of disclosure controls and procedures and internal control over financial reporting were not impacted for the financial reporting periods from August 31, 2009 through November 30, 2010.

Summary
Upon identification of the error and prior to filing our Form 10-Q for the three months ended February 28, 2011, we undertook a detailed analysis of the impact of the error in light of applicable accounting literature.  We concluded correction of the error in the period identified would distort the results of that period. We determined that the error was not material to our previously issued consolidated financial statements for the years ended August 31, 2010 and 2009, and not material to any quarter in those periods, and not significant to the results of our E&C segment.  As a result, we concluded the appropriate method to correct the error was to apply the immaterial correction guidance and we corrected prior periods. We continue to believe that this determination was appropriate.  We further note that we have corrected the error in all prior periods presented (including the years ended August 31, 2010 and 2009) and have disclosed this correction in our quarterly and annual filings in FY 2011.

We prominently identified the error and the manner of correction in our financial statements filed on Form 10-Q for the period ending February 28, 2011 and in our press release and related presentation to analysts. However, given that the error was determined to be immaterial to prior periods, no columns were labeled “restated” nor was any explanatory paragraph added to the auditors’ opinion.

  Form 8-K Filed October 31, 2011

22.	We note that you have presented a significant number of non-GAAP performance and liquidity measures in your quarterly press releases. Specifically:

•	Net income attributable to Shaw Excluding the Westinghouse Segment
•	Diluted Earnings Per Share Excluding the Westinghouse Segment
•	EBITDA Excluding the Westinghouse Segment
•	EBITDA
•	Net cash from Operating Activities Excluding the Westinghouse Segment
•	Total Cash Excluding the Westinghouse Segment
•	Total Cash

In future filings, please address each of the following for each of the above non-GAAP measures, as appropriate:

•
Please present financial information prepared in accordance with US GAAP prior to presenting non-GAAP measures. Specifically, you present measures excluding the Westinghouse Segment prior to the measures including the Westinghouse Segment. Refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance.

•
Please present the three major categories of the statement of cash flows when presenting non-GAAP liquidity measures, such as net cash from operating activities excluding the Westinghouse Segment, Total Cash excluding the Westinghouse Segment, and Total Cash. Refer to Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.06 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures for guidance.

•
Please reconcile EBITDA from net (loss) income. Refer to Item 10(e)(1)(i)(b) of Regulation S-K and Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures for guidance. Please also address this comment in your Forms 10-Q and 10-K.

•
Please ensure you have included a statement that explains why you believe that presentation of each non-GAAP measure provides useful information to investors. Refer to Item 10(e)(1)(i)(c) of Regulation S-K for guidance.

Please also refer to Instruction 2 to Item 2.02 of Form 8-K for additional guidance.

  Response:

We acknowledge the Staff’s comments and implemented in our earnings release for the period ending November 30, 2011 the recommendation that we present the GAAP information prior to any non-GAAP financial information. Additionally, we have eliminated the term “Total Cash” from the non-GAAP financial data that excludes the results from our Investment in Westinghouse. Instead, we refer to Total Adjusted Cash, for which we have added an additional Regulation G disclosure and reconciliation within our 8-K earnings release and analyst presentation to show investors the four balance sheet accounts that compromise “Total Adjusted Cash.” On a consolidated basis, we continue to reconcile EBITDA from net income and include a statement why we believe presentation of each non-GAAP measure provides useful information to investors. In the reconciliation of segment EBITDA, we continue to reconcile from the “Income (loss) before income taxes and earnings (losses) from unconsolidated entities” line and provide disclosure noting that it is the most directly comparable financial measure calculated and presented in accordance with GAAP since income taxes are only calculated on the consolidated level. Finally, we no longer include “Net cash from Operating Activities Excluding the Westinghouse Segment” in our 8-K earnings release.

Please note that 16 out of the 17 sell side analysts that currently cover the Shaw Group exclude the Investment in Westinghouse segment’s foreign exchange translation gains or losses when analyzing the company and making their investment recommendations. Several of these same analysts exclude all the financial results relating to the Investment in Westinghouse segment. Additionally, our internal annual plan and short-term cash incentive compensation program are based on earnings before interest, taxes and depreciation and to a lesser extent operating cash flow, both after excluding the results from our Investment in Westinghouse segment. The one outlier analyst is routinely excluded from our Wall Street Consensus earnings estimates.

23.
Please revise the title of the non-GAAP measure, Total Cash. In this regard, there is a concern an investor may be confused by this measure, as the title is confusingly similar to the GAAP measure included in your consolidated balance sheets. Refer to Item 10(e)(1)(ii)(e) of Regulation S-K for guidance.

  Response:

We agree with the Staff’s comment and have adjusted our presentation to investors for the period ended November 30, 2011 by using the term “Total Adjusted Cash” instead of Total Cash. We believe our inclusion in our quarterly earnings press release of the precise definition of Total Adjusted Cash should remove any confusion that might have arisen from our previous disclosure. In addition, we have added an additional Regulation G disclosure and reconciliation within our 8-K earnings release and analyst presentation to show investors the balance sheet accounts that compromise “Total Adjusted Cash.”

* * * * *

In connection with responding to the Staff’s comments we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) Staff comments or changes due to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact the undersigned at (225) 932-5800.

Very truly yours,

/s/ Brian K. Ferraioli
Brian K. Ferraioli
Executive Vice President &
Chief Financial Officer
The Shaw Group Inc.

cc:   Tracey Houser, Staff Accountant, Division of Corporation Finance
J.M. Bernhard, Jr., Chairman, Chief Executive Officer and President, The Shaw Group Inc.
David P. Oelman, Vinson & Elkins
Troy Johnston, KPMG LLP